Crown Castle International Corp. 1220 Augusta Drive Suite 500 Houston, TX 77057	Tel: 713 570.3000 Fax: 713 570.3053 www.crowncastle.com

May 12, 2008

Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5546

RE:	Crown Castle International Corp.
Form 10-K for the year ended December 31, 2007
Filed February 27, 2008
File No. 1-16441

Mr. Spirgel:

In response to your letter dated April 29, 2008 (“Letter”) in which you provided comments as to future filing in the Compensation Discussion and Analysis (“CD&A”) section of the Crown Castle International Corp. (“Company”) definitive proxy statement filed with the United States Securities and Exchange Commission (“Commission”), we contemplate (based upon current facts and circumstances relating to Company executive officer compensation) that the Company in its proxy statement filing in 2009 can provide additional information as to the three comments contained in the Letter, including clarification relating to the use of benchmark surveys and the achievement of certain short-term incentive targets without restraint due to competitive harm. At this time, we do not anticipate changes in our compensation practices relating to any current or future executive officers that would require a material change in such CD&A as compared to the Company proxy statement filed on April 8, 2008 (“Proxy Statement”).

Comment 1: Competitive Benchmarking, page 27 of Proxy Statement

Peer group data, telecom industry market data, general industry market data and additional market data are used collectively by the Company Compensation Committee (“Committee”) to make decisions regarding executive compensation. No single group, survey or set of market data is used by the Committee as the primary gauge, and no formulaic quantitative methodology is employed by the Committee when using such data to determine executive compensation. The Company will further clarify the use of such data.

Comment 2: Short-Term Incentives, page 30 of Proxy Statement

We anticipate disclosing the extent that quantitative targets relating to the Executive Management Team Annual Incentive Plan are achieved and an overall rating assessment with respect to each named executive officer regarding the achievement of combined qualitative and quantitative targets.

Comment 3: Long-Term Incentives, page 33 of Proxy Statement

We will provide additional detail regarding the various factors which contribute to the determination of restricted stock award grant levels for each of the named executive officers.

* * * *

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at 713-570-3083. In my absence, please contact E. Blake Hawk, Executive Vice President and General Counsel at 713-570-3155.

Sincerely,

/s/ W. Benjamin Moreland
W. Benjamin Moreland
Executive Vice President and Chief Financial Officer